Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-251290 and 333-270450) on Form S-3 and by reference in the Registration Statement (No. 333-233313 and 333-233314) on Form S-8 of Mesa Air Group, Inc. of our reports dated January 26, 2024, relating to the consolidated financial statements, and the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses) of Mesa Air Group, Inc., appearing in this Annual Report on Form 10-K of Mesa Air Group, Inc. for the year ended September 30, 2023.

/s/ RSM US LLP

Phoenix, Arizona

January 26, 2024